SEC FILE NUMBER
1-7797

CUSIP NUMBER
693320202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PHH Corporation
Full Name of Registrant
Former Name if Applicable

3000 Leadenhall Road
Address of Principal Executive Office (Street and Number)

Mt. Laurel , New Jersey 08054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PHH Corporation (“PHH”, the “Company”, “we” or “our”) will be unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 by the Securities and Exchange Commission (“SEC”) deadline due to delays in preparing its financial statements for the quarter ended September 30, 2006, due in part to the facts set forth below.

On March 1, 2006, March 17, 2006, May 11, 2006, June 12, 2006, July 21, 2006, August 16, 2006, September 26, 2006, September 28, 2006 and October 30, 2006, we filed Current Reports on Form 8−K (collectively, the “Form 8-Ks”) with the SEC indicating that we would not meet the SEC deadline to file our Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) because we had not yet finalized our financial statements for the quarter and the year ended December 31, 2005 and the audit of our 2005 financial statements was and is ongoing.  We expect to file the 2005 Form 10-K by mid-November 2006. We also previously disclosed that the filing of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 (collectively, the “2006 Form 10-Qs”) would be delayed beyond their respective SEC filing deadlines. We are unable at this time to provide an expected date for the filing of our 2006 Form 10-Qs. For more information related to the delay in filing of our 2005 Form 10-K and 2006 Form 10-Qs, please refer to the Form 8-Ks.

As previously disclosed in our Form 8-Ks, we concluded that our audited financial statements for the years ended December 31, 2001, 2002, 2003 and 2004 and our unaudited quarterly financial statements for the quarters ended March 31, 2004, June 30, 2004, September 30, 2004, March 31, 2005, June 30, 2005 and September 30, 2005 (collectively, the “Prior Financial Statements”) and the related reports of our independent registered public accounting firm should no longer be relied upon because of errors in the Prior Financial Statements. We determined that the correction of these errors was material and would require the restatement of certain of our Prior Financial Statements. The restatement adjustments will correct certain historical accounting policies to conform those policies to accounting principles generally accepted in the U.S. (“GAAP”) and correct errors made in the application of GAAP, including but not limited to errors described in the Form 8-Ks.

We have determined that we will restate our audited financial statements and related disclosures for the years ended December 31, 2003 and 2004 in our 2005 Form 10-K. Certain restatement adjustments affecting our audited annual financial statements for periods prior to December 31, 2003, will also be reflected in the Selected Consolidated Financial Data appearing in the 2005 Form 10-K. Certain restatement adjustments also affect our unaudited quarterly financial statements for the quarters ended March 31, 2004, June 30, 2004, September 30, 2004, March 31, 2005, June 30, 2005 and September 30, 2005 previously filed in our Quarterly Reports on Form 10-Q. Such restatement adjustments will similarly be reflected in the Selected Unaudited Quarterly Financial Data appearing in our 2005 Form 10-K and, with respect to the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, will be reflected in our 2006 Form 10-Qs, which we plan to file subsequent to the filing of the 2005 Form 10-K.

As part of this determination, we have concluded that we will not amend our previously-filed Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q for the periods affected by the restatement adjustments, and accordingly the financial statements, related financial information and the reports of our independent registered public accounting firm contained in such reports should not be relied upon even after we file our 2005 Form 10-K and our 2006 Form 10-Qs. All restatement adjustments impacting our previously-filed Annual Reports on Form 10-K will be reflected in our 2005 Form 10-K. All restatement adjustments impacting our previously-filed Quarterly Reports on Form 10-Q for fiscal quarters in 2005 will be reflected in our 2006 Form 10-Qs.

For more information related to the delay in filing of our 2005 Form 10-K and 2006 Form 10-Qs, please refer to the Form 8-Ks.

Because the preparation of our financial statements has not been finalized, certain of the accounting matters identified at this stage as well as the potential impact of certain of these matters on our financial statements have not yet been finalized and are subject to change. As we finalize the process of evaluating the accounting issues identified in the Form 8-Ks and completing the preparation of our financial statements, additional material accounting issues may be identified which, individually or in the aggregate, may result in material impairments to assets and/or material adjustments to or restatements of our financial statements for prior periods or prior fiscal years beyond those we have disclosed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Clair M. Raubenstine, Executive Vice President and Chief Financial Officer	(856)	917-1744
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒

Annual Report on Form 10-K for fiscal year ended December 31, 2005
Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2006
Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2006

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the assessment and preparation of our 2005 financial statements and reevaluation of certain prior periods have not been finalized and because we have not finalized our financial statements for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006, at this time we are unable to present our results of operations for the year ended 2005 or the quarter and nine months ended September 30, 2006 or to provide an estimate of our expected results for the quarter and nine months ended September 30, 2006.

The restatements discussed in Part III above may directly impact our comparison of financial statements for the quarter and nine months ended September 30, 2006. Because we have not yet finalized our financial statements for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006, we are unable to state with certainty whether there will be any significant change in our results of operations for the quarter and nine months ended September 30, 2006 as compared to the quarter and nine months ended September 30, 2005.

Because the preparation of our financial statements has not been finalized, certain of the accounting matters identified at this stage as well as the potential impact of certain of these matters on our financial statements have not yet been finalized and are subject to change. As we continue the process of evaluating the accounting issues identified in the Form 8-Ks and completing the preparation of our financial statements, additional material accounting issues may be identified which, individually or in the aggregate, may result in material impairments to assets and/or material adjustments to or restatements of our financial statements for prior periods or prior fiscal years beyond those we have disclosed.

Forward-Looking Statements

This Notification of Late Filing on Form 12b−25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, “may increase”, “may fluctuate” and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. For example, the statement that we expect to file our 2005 Form 10-K by mid-November 2006 is a forward-looking statement.

You should consider the areas of risk described under the heading “Cautionary Note Regarding Forward-Looking Statements” in our periodic reports under the Securities Exchange Act of 1934, as amended, and those risk factors included as Exhibit 99 thereto, titled “Risk Factors Affecting our Business and Future Results,” in connection with any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any updates or revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

PHH Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2006	By:	/s/ Clair M. Raubenstine
		Name:	Clair M. Raubenstine
		Title:	Executive Vice President
and Chief Financial Officer